TransAlta extends offer for Canadian Hydro Developers, Inc. until September 11, 2009

CALGARY, Alberta (August 27, 2009) – TransAlta Corporation (TSX: TA; NYSE: TAC) announced today that its wholly-owned subsidiary has extended its offer             (the "Offer") to acquire all of the issued and outstanding common shares of Canadian Hydro Developers, Inc. (TSX: KHD) for $4.55 per share in cash. The fully-financed Offer will now remain open until 6:00 p.m. (Calgary time) on September 11, 2009, unless withdrawn or extended.

TransAlta determined to extend the Offer following a decision on Tuesday, August 25, 2009 by the Alberta Securities Commission (ASC) that its intervention to cease trade Canadian Hydro Developers’ shareholder rights plan was not warranted at this time.  In making its decision, the ASC acknowledged the need for such intervention could change in the coming weeks as circumstances warrant.

Aside from the extension, the terms and conditions of the Offer described in the Offeror's offer and take-over bid circular dated July 22, 2009 remain unchanged. The Offer represents a premium of approximately 30 per cent over the $3.50 volume weighted average trading price of the Canadian Hydro Developers common shares over the 10 trading days immediately prior to July 20, 2009, and approximately 25 per cent over the closing price on July 17, 2009, the last trading day before TransAlta disclosed is intention to make the Offer.

The Offeror will mail a formal notice of extension to Canadian Hydro Developers shareholders as soon as practicable. The notice of extension will also be available on the SEDAR website at www.sedar.com and at www.transalta.com.

The transaction will be funded initially with new committed bank facilities fully underwritten by Royal Bank of Canada, which, along with existing credit facilities and internally generated cash, will provide ample funding to take up and pay for all the outstanding Canadian Hydro Developers shares. This initial funding will be replaced with permanent long-term funding in the debt capital markets, underpinned by raising an additional $250 - $300 million of equity. The transaction will not impact TransAlta’s dividend policy.

TransAlta strongly encourages shareholders of Canadian Hydro Developers to read the offer and take-over bid circular mailed to all shareholders of Canadian Hydro Developers on July 22, 2009, together with the notice of extension. The offer and take-over bid circular, as amended by the notice of extension, contain the full terms and conditions of the Offer as well as detailed instructions on how shareholders can tender their common shares to the Offer. Copies of the offer and circular and related documents are  available online at www.transalta.com.

Canadian Hydro Developers shareholders electing to tender their common shares to the Offer must complete the letter of transmittal or, if necessary, the notice of guaranteed delivery (both of which accompany the offer and take-over bid circular) and return the appropriate document in accordance with the terms and conditions more fully set out under ‘‘Manner of Acceptance’’ in Section 3 of the Offer. If common shares of Canadian Hydro Developers are held in the name of a nominee, such as a broker, investment dealer, bank or trust company, the shareowner should contact such nominee for instructions on how to deposit their common shares to the Offer.

For assistance in tendering common shares to the Offer, Canadian Hydro Developers shareholders are encouraged to contact Georgeson Shareholder Communications Canada Inc. at 1-866-783-6752 (North American Toll Free Number) or 1-212-806-6859 (Bank, Brokers and collect calls).

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low to moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States, and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100 years, we've been a responsible operator and a proud contributor to the communities where we work and live. TransAlta is recognized for its leadership on sustainability by the Dow Jones Sustainability North America Index, the FTSE4Good Index and the Jantzi Social Index.

Reader Advisory

This news release may contain statements that constitute "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation.  This forward-looking information is subject to numerous risks and uncertainties, certain of which are beyond TransAlta's control including, without limitation, uncertainty related to the completion of the offer to acquire Canadian Hydro Developers and the effects of the transaction in the event it is completed on TransAlta, the impact of legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta operates.  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Additional information on these and other factors that could affect TransAlta's results are included in reports on file with the Canadian and United States securities regulatory authorities.  TransAlta's actual results, performance or achievements may differ materially from those expressed in, or implied by this forward-looking information and, accordingly, no assurance can be given that any events anticipated by the forward-looking information will transpire or occur, or if any of them do so, what benefits that TransAlta will derive therefrom.  Forward-looking information is based on the estimates and opinions of TransAlta's management at the time the information is released and TransAlta does not undertake any obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities. No offering of securities will be made absent registration under, or an exemption from the registration requirements of, applicable securities laws.

Note: All financial figures are in Canadian dollars unless noted otherwise.

For more information:

Media inquiries:

Investor inquiries:

Michael Lawrence

Jennifer Pierce

Manager, External Relations

Vice President, Communications & Investor Relations

Phone:  (403) 267-7330

Phone:  1-800-387-3598 in Canada and U.S

Email:

michael_lawrence@transalta.com

Phone:  (403) 267-7622

E-mail:  jennifer_pierce@transalta.com

Jess Nieukerk

Manager, Investor Relations

Phone: (403) 267-3607

Email: jess_nieukerk@transalta.com